EXHIBIT 99.1

Brookfield Renewable Announces $650 Million Equity Offering Allocations

BROOKFIELD, News, June 13, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (the “Partnership”) (NYSE: BEP; TSX: BEP.UN) and Brookfield Renewable Corporation (NYSE: BEPC; TSX: BEPC) (“BEPC”, and together with the Partnership, “Brookfield Renewable”) are pleased to provide an update on the concurrent equity offerings announced June 12, 2023 for aggregate gross proceeds of $500 million (the “Offerings”) on a bought deal basis by a syndicate of underwriters (collectively, the “Underwriters”) co-led by Scotiabank, BMO Capital Markets, TD Securities Inc., CIBC Capital Markets, and RBC Capital Markets.

The Offerings are comprised of 8,200,000 limited partnership units of the Partnership (“LP Units”) and 7,430,000 class A exchangeable subordinate voting shares of BEPC (“Exchangeable Shares”). The LP Units were sold at a price of $30.35 per LP Unit (the “LP Unit Offering Price”), and the Exchangeable Shares were sold at a price of $33.80 per Exchangeable Share (the “Exchangeable Share Offering Price”).

Concurrently, a subsidiary of Brookfield Reinsurance Ltd. (NYSE/TSX: BNRE) has agreed to purchase 5,148,270 LP Units at the LP Unit Offering Price (net of underwriting commissions) (the “Concurrent Unit Private Placement”) for total gross proceeds of approximately $150 million.

The aggregate gross proceeds of the Offerings and the Concurrent Unit Private Placement will be approximately $650 million.

Brookfield Renewable intends to use the net proceeds of the Offerings, together with the proceeds of the Concurrent Unit Private Placement, to fund current and future investment opportunities and for general corporate purposes.

The Offerings and the Concurrent Unit Private Placement are expected to close on or about June 16, 2023.

The Partnership and BEPC have granted the Underwriters over-allotment options, exercisable in whole or in part for a period of 30 days following closing of the Offerings, to purchase up to 1,230,000 additional LP Units and 1,110,000 additional Exchangeable Shares at their respective offering prices. If the over-allotment options are exercised in full, the aggregate gross proceeds of the Offerings and the Concurrent Unit Private Placement would increase to approximately $725 million.

Offer Documents

The Partnership and BEPC have filed Registration Statements on Form F-3 (including prospectuses) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offerings. Before you invest, you should read the prospectus in the relevant Registration Statement, the prospectus supplements thereto in respect of the Offerings and other documents that the Partnership and BEPC have filed with the SEC for more complete information about Brookfield Renewable and the Offerings. Each of the Partnership and BEPC will also be filing a prospectus supplement relating to each Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, BEPC, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectuses or you may request them in the United States from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, 32nd floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com; or in Canada from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com, or from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,600 megawatts of installed capacity and a development pipeline including approximately 131,900 megawatts of renewable power assets, 12 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 2 million tons of recycled material, 4 million metric million British thermal units of renewable natural gas pipeline, a solar manufacturing facility capable of producing 5,000 MW of panels annually and 1 MMTPA green ammonia facility powered entirely by renewable energy. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Corporation, a leading global alternative asset manager with over $825 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “intend” and “expect” or variations of such phrases and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters. Forward-looking statements in this news release include statements regarding the Offerings and the Concurrent Unit Private Placement. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BEPC’s most recent Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Partnership’s and BEPC’s Registration Statements and prospectus supplements relating to the Offerings. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.